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                                                                      EXHIBIT G


Harbinger Capital Partners              Harbinder Capital Partners Special
Master Fund I, Ltd.                     Situations Fund, L.P.
c/o  International  Fund                555 Madison Avenue, 16th Floor
Services  (Ireland)  Limited            New York, New York 10022
Third Floor, Bishop's  Square
Redmond's  Hill,  Dublin  2,  Ireland



                                                        January 30, 2008


Mr. Marshall N. Morton
President and Chief Executive Officer
Media General Inc.
333 E. Franklin Street
Richmond, VA 23219


Dear Mr. Morton:

We were disappointed by the tone of the Company's public press release in response to our notice of January 24 nominating three individuals for election to the board. Our action was neither "hostile" nor "ill-advised." We made no public press release, and we filed our notice in a manner consistent with the Company's bylaws and as is our right as a responsible shareholder. We should point out that we have no interest in altering the company's dual class share structure. Furthermore, you should know that we have a history of providing long-term support to companies that face serious challenges or are out of favor in the investing community, such as is currently the case with Media General.
In this case, we seek to add value by nominating candidates who will bring fresh ideas and valuable perspective to the Company's board.

We were also surprised that you were "puzzled" by our notice and found it "thoroughly unwarranted." As you know, we currently hold 18.4% of the Company's Class A shares, making us the Company's second largest shareholder. We also note that since we first invested in Media General, the Company's stock has declined 39%. Since its peak, the Company's stock is down 72% and has been on a declining trend for four years. On the basis of this performance, as we mentioned in our notice, we believe the time is appropriate to enhance the Company's corporate governance and re-examine and adjust its strategic direction in order to (i) more directly address the challenges faced by the Company, (ii) sustain and improve its long term profitability, (iii) optimize the Company's capital allocation and (iv) bring increased focus on maximizing stockholder value to the Company's decision making.

Accordingly, we identified three very highly qualified individuals for nomination who have deep experience in and perspective on both broadcasting and publishing, a strong commitment to good governance, and a track record of advocating for, preserving and creating value for all shareholders. We hope the nominating and governance committee will give our nominees serious and fair consideration.

Media General possesses a terrific collection of assets, and we believe that with the right strategy the Company's shareholders will ultimately enjoy the benefits of ownership. We would welcome dialogue and/or a meeting with you at the earliest opportunity, and we look forward to working together to build shareholder value at Media General.


                                Very truly yours,

                                HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.


                                By: /s/ Philip A. Falcone
                                    ---------------------
                                    Name:  Philip A. Falcone
                                    Title:  Portfolio Manager

                                HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.


                                By: /s/ Philip A. Falcone
                                    ---------------------
                                    Name:  Philip A. Falcone
                                    Title:  Portfolio Manager



cc:  Media General Board of Directors